PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aeris Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place, Suite 2600
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David W. Joncas 617-751-4027
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Modody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

1 Highland Drive	Tewksbury	MA	01876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, David W. Joncas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aeris Partners LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

MADHUSUDAN NAIR
Notary Public
Massachusetts
My Commission Expires
Oct 23, 2026

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AERIS PARTNERS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020

PUBLIC

M F A
COMPANIES

To the Member
Aeris Partners LLC
Boston, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aeris Partners LLC (the Company), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
We have served as the Company's auditor since 2011.
Tewksbury, Massachusetts
March 1, 2021

December 31	2020
Assets	
Current Assets:	
Cash	$ 10,311,845
Accounts Receivable	30,115
Due from Related Party	58,579
Prepaid Expenses and Other Current Assets	12,420
Total Current Assets	10,412,959
Property and Equipment; Net of Accumulated Depreciation	11,540
Total Assets	$ 10,424,499
Liabilities and Member's Equity	
Current Liabilities:	
Accounts Payable and Accrued Expenses	$ 1,814,541
Member's Equity	8,609,958
Total Liabilities and Member's Equity	$ 10,424,499

1. Organization and Significant Accounting Policies:

Reporting Entity: Aeris Partners LLC (the "LLC") was formed on November 30, 2009, as a Delaware limited liability company. The LLC is primarily engaged in merger and acquisition advisory and capital raising activities, and is registered under the Securities Exchange Act of 1934 as a broker/dealer as of November 17, 2010. The LLC is a wholly-owned subsidiary of Aeris International LLC (the "Sole Member").

Revenue Recognition: The LLC recognizes its revenue in accordance with Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09") and all related amendments. The various types of services provided by the LLC are as follow:

The LLC provides services under contracts with customers which include merger and acquisition advisory and capital raising activities noted above, as well as fairness-opinion services when requested by a client. Each of these services typically represents a separate performance obligation in contracts that contain more than one type of service. As indicated below, each performance obligation meets the criteria for either over-time or point-in-time revenue recognition. In addition, the LLC is typically reimbursed for certain professional fees and other expenses incurred, that are necessary in order to provide services to the client.

Merger and acquisition advisory and capital raising activities include, but are not limited to, providing strategic advice and assistance in analyzing, structuring, planning, negotiating, and effecting a transaction, identifying potential investors or merger-and-acquisition counterparties and providing financial forecasting for potential transactions. Typically, the LLC provides such advisory services to its clients to assist with corporate finance activities such as mergers and acquisition and recapitalizations. Generally, the LLC considers the nature of its promises in its advisory contracts to comprise a single performance obligation of providing advisory services to its clients. Although there may be many individual services provided in a typical contract, the individual services are not distinct within the context of the contract; rather the performance of these individual services helps to fulfill one overall performance obligation to deliver advisory services to the client.

The LLC recognizes revenue from providing advisory services when or as its performance obligations are fulfilled. The majority of the LLC's advisory revenue is recognized at a point in time when a performance obligation represents a singular objective, generally the successful completion of a merger and acquisition or recapitalization transaction. Fixed fees specified in the LLC's contracts, which may include upfront fees or monthly retainers, are recognized on a systematic basis, as invoiced, over the period in which the related services are performed.

The LLC may, on occasion and upon request of a client, provide fairness opinion services in conjunction with and in the same contract as other transaction-related services. Fairness opinions are considered to be a separate performance obligation in such contracts because they could be obtained separately and the LLC is able to fulfill its obligation to provide transaction-related advisory services independent from its promise to provide fairness opinion services. The LLC typically charges a separate, fixed fee for such fairness opinions that represents a standalone price for such opinion, and payments for such fees are due upon delivery of the opinion.

Cash: The LLC maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

Accounts Receivable: Accounts receivable are stated at the amount management expects to collect from outstanding balances. The allowance for doubtful accounts is estimated considering both the aging of accounts receivable and analyzed client's financial condition, position in industry, and management integrity. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. Per management's analysis, no allowance for doubtful accounts was considered necessary as of December 31, 2020.

Concentrations of Credit Risk: Financial instruments that potentially subject the LLC to concentration of credit risk consist primarily of cash and accounts receivable. The LLC maintains its cash with high-credit quality financial institutions. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The LLC performs ongoing credit evaluations of its clients and generally requires no collateral to secure accounts receivable. The LLC reviews all accounts receivable balances to determine if

an allowance for amounts which collection is considered to be doubtful is necessary. Consequently, the LLC believes that its exposure to losses due to credit risk on cash and accounts receivable is limited.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as the LLC is a single-member limited liability company under the provisions of the Internal Revenue Code, which provide that the LLC be treated as a disregarded entity of the Sole Member and, accordingly, its taxable income is allocated to the Sole Member for federal and state income tax reporting purposes. However, in certain circumstances, the LLC may be required to pay income taxes to a state or foreign country. During the year ended December 31, 2020, the LLC did not incur any federal or state income tax.

The LLC assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The LLC's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of operations.

The LLC has not recognized a liability for any uncertain tax benefits as of December 31, 2020. The LLC does not expect any material change in uncertain tax benefits within the next twelve months.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, as follows:

Furniture and Fixtures	7 Years
Computer Equipment	3 Years

Lease Accounting: The LLC classifies leases as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease is classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a right-of-use ("ROU") asset representing the LLC's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset equals the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs.

Leases classified as a finance lease will be accounted for using the effective interest method. The lessee will amortize the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the LLC may differ from those estimates.

New Accounting Pronouncements: Effective January 1, 2020, the LLC adopted ASU 2016-13 Measurement of Credit Losses on Financial Instruments, which requires entities to present financial assets, measured at amortized cost basis, at the net amount expected to the collected. The allowance for credit losses is valuation amount that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The LLC adopted this guidance using the modified retrospective adoption method and applied to all applicable accounts. As a result, management determined there was no impact LLC's financial statements for the year ended December 31, 2020.

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2020 through March 1, 2021, the latter representing the issuance date of these financial statements.

2. Property and Equipment:

Property and equipment as of December 31, 2020 consists of the following:

	2020
Furniture and Fixtures	$ 21,874
Computer Equipment	31,770
	53,644
Less: Accumulated Depreciation	42,104
	$ 11,540

3. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6.67% of aggregate indebtedness or $5,000. As of December 31, 2020, the LLC's net capital amounted to $8,497,304.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to 0.21 to 1 as of December 31, 2020.

The LLC does not hold client funds or securities and is exempt from SEC Rule 15c3-3 pursuant to exemptive provision (k)(2)(i).

4. Related Party Transactions:

The Sole Member of the LLC provides the use of certain proprietary database systems to the LLC. During the year ended December 31, 2020, fees incurred and paid by the LLC for the use of these systems amounted to $3,611.

Due from Related Party is comprised of certain costs related to benefits, including medical, dental, short-term and long-term disability, paid on behalf of the Sole Member. As of December 31, 2020, amounts due from the Sole Member for these fees amounted to $58,579.

5. Operating Lease:

Upon adoption of ASC 842 on January 1, 2019, the LLC recognized a ROU asset and a corresponding lease liability based on the present value of then existing operating lease obligation of $343,593 on the LLC's statement of financial condition for its main office space.

ROU assets represent the LLC's right to use an underlying asset for the lease term and lease liabilities represent the LLC's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. For determining the present value of lease payments, we use the discount rate implicit in the lease when readily determinable. As the LLC's lease does not provide an implicit rate, we use an incremental borrowing rate in determining the present value of lease payments that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

The ROU measurement was calculated using the fixed scheduled rent payments (annual increase of 2%) up to the maturity date of September 2020. The agreement does contain variable rent payments composed of common area maintenance ("CAM"), insurance and utilities. The LLC did not elect the practical expedient under ASC 842-10-15-37 and therefore, was able to separate CAM fees as non-lease component. CAM fees are adjusted annually based on the LLC's pro-rata share of the lessor's expenses to maintain the building. Because the adjustment is not based on an index or market rate, the LLC did not include the CAM expenses in its ROU calculation.

The lease agreement associated with the above ROU expired in September 2020. The full amount of the ROU had been amortized as of September 2020.

During August 2020, the LLC entered into a lease agreement on a month-to-month basis. As ASC 842 does not require lease agreements with terms less than 12 months to recognize ROU, no ROU is recognized by the LLC under this new lease.

Other Information
Cash paid for amounts included in measurement of the lease liability:

Operating cash flows from the operating lease	$ 159,372

6. Retirement Plan:

The LLC has a defined contribution plan covering substantially all employees. The plan provides that employees who have attained age 21 and completed one year of service can voluntarily contribute to the plan. Employer contributions are discretionary and are determined and authorized by the LLC each plan year. During the year ended December 31, 2020, the LLC did not make any employer contributions.

7. Indemnifications:

In the ordinary course of business, the LLC enters into various agreements containing standard indemnify-cation provisions. The LLC's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the LLC under such indemnification provisions is uncertain. As of December 31, 2020, no amounts have been accrued related to such indemnification provisions.

8. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the LLC’s business and financial results has not been significant based on the type of business conducted. Based on management’s experience to date, management expects this to remain the case. The LLC has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.